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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MERCURY INTERACTIVE CORPORATION

(Name of subject company (Issuer))

HEWLETT-PACKARD COMPANY
MARS LANDING CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, $0.002 par value per share (Title of classes of securities)	589405109 (CUSIP number of common stock)

Charles N. Charnas, Esq.
Vice President, Deputy General Counsel & Assistant Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, California 94304
(650) 857-1501
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David K. Ritenour, Esq. Senior Counsel Hewlett-Packard Company 3000 Hanover Street Palo Alto, California 94304 (650) 857-1501	Larry W. Sonsini, Esq. Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*
*
A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third party tender offer subject to Rule 14d-1

☐
issuer tender offer subject to Rule 13e-4

☐
going private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

HP Corporate Conference Call
July 25, 2006

Corporate Speakers
Bob Sherbin	HP Vice President, Investor Relations
Mark Hurd	HP President and CEO
Thomas Hogan	HP Senior Vice President, HP Software
Tony Zingale	Mercury Interactive Corp. President
Call Participants
Don Clark	Wall Street Journal Journalist
Kevin Allison	Financial Times Journalist
Mike Lytek	Associated Press Journalist
Paula Musich	Ziff-Davis Journalist
Damon Darlin	New York Times Journalist
Nicole Wong	San Jose Mercury News Journalist
Mark Boslett	Dow Jones Journalist
Stacy Calley	CRN Journalist
Rex Crumb	MarketWatch Journalist

PRESENTATION

Operator:    Good day ladies and gentlemen and welcome to the HP Conference Call. My name is Gregory and I will be your coordinator for today. [OPERATOR INSTRUCTIONS] I would now like to turn the presentation over to your host for today's call, Mr. Bob Sherbin, Vice President of External Communications. Please proceed, sir.

Bob Sherbin:    Thank you. Good afternoon everyone. I'd like to welcome all of you to our conference call. Joining me today is our CEO and President, Mark Hurd, Senior Vice President of HP Software, Tom Hogan; and Mercury CEO and President, Tony Zingale.

It's my role to inform you that the primary purpose of this call is to provide you with information about our agreement to acquire Mercury that was announced earlier this afternoon. We do not intend to address expected third quarter results or any associated market trends.

Some of our comments and responses to your questions about our agreement to acquire Mercury may include forward-looking statements. These forward-looking statements are based on certain assumptions and are subject to a number of risks and uncertainties, including the possibility the expected benefit to the acquisition may not materialize and risks related to the timing or ultimate completion of the transaction.

I encourage you to read the risk factors described in HP's Annual Report on Form 10-K for the fiscal year ended October 31st, 2005, the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30th, 2006, as well as other SEC reports and other documents filed or to be filed after that Form 10-K.

With that, I'll turn the call over to Mark.

Mark Hurd:    Well thanks, Bob. First, good afternoon, everybody. Thanks for joining us on short notice. I know we have a lot of interest by the number of people on the call so I'll keep my prepared comments brief and allow time to answer as many questions as time will allow.

As you see by now, we've just announced that we've signed a definitive agreement to purchase Mercury Interactive for $52 a share. It's a 33% premium above today's closing price. The deal has an enterprise value of approximately 4.5 billion which is net of existing cash and debt. The transaction brings together two market leading businesses to create one of the most powerful management software companies in the world.

The combination of HP Open View's strength in systems network and IT service management software together with Mercury's strength in application management, application delivery and IT governance is compelling. It enables us to be an end-to-end leader in enterprise IT management for the entire software IT lifecycle from planning to testing to operations to maintenance, repair and to retirement.

This portfolio of capabilities will allow CIOs and customers to reduce IT costs and to make better IT decisions. It will do so by helping them prioritize IT spend and automate and measure IT program effectiveness. It's been another way that allows customers to use IT as a business enabler rather than serving as an obstacle.

Over the past year, we've been focused on aligning HP's cost structure to free up capital to deploy back into the business for growth. While we remain focused on driving continued organic revenue growth, our strong free cash flow and cash balance provide us with the opportunity to make strategic acquisitions.

Mercury is the first transaction of this size we've made in a number of years. As part of this, we spent considerable time and effort reviewing various revenue growth, cost structure and synergy assumptions. We know we can make further progress on the cost structure of our combined software business, and even under various growth scenarios, we are confident we can drive margin expansion.

Combining Mercury with HP software creates a run rate business of more than 2 billion. We believe this combination can drive revenue growth up approximately 10 to 15% and think this business can drive operating margin of approximately 20% of revenue in fiscal year '08.

The deal is subject to closing conditions and regulatory approvals. HP expects to commence the tender offer promptly and the merger is expected to close in the fourth quarter of calendar year 2006. Upon closure, Mercury will become part of the HP software business reporting to Tom Hogan.

Mercury products and solutions will be available from HP through standard HP sales and HP service channels. Both companies' sales forces will immediately begin reference selling each others products. And of course, following the closing, we'll be focused on quickly addressing any integration issues from sales force compensation to culture, et cetera.

I'll leave my prepared comments at that. Before taking your questions, let me just say that I am confident that this transaction demonstrates that HP is building a software business that is to be reckoned with.

With that, Tom, Tony and I would like to open the call for any questions that you might have.

QUESTIONS AND ANSWERS

Operator:    Thank you, sir. [OPERATOR INSTRUCTIONS] And your first question comes from the line of Don Clark from the Wall Street Journal. Please proceed.

Don Clark:    Yes. Good afternoon. So Mercury is one of the companies that's been cut up in the options back dating issue. How do you manage that and is there any liabilities from a legal standpoint you might be assuming?

Mark Hurd:    Well, we're comfortable with where we are in that process. Obviously, we went through a lot of that through due diligence. We believe the issues to be limited to the issues that have been disclosed and we're comfortable that the issues will be resolved. Thanks.

Bob Sherbin:    Next question, please.

Operator:    And your next question comes from the line of Kevin Allison from Financial Times. Please proceed.

Kevin Allison:    Hi, Mark. So this is your first multibillion dollar deal since you took over last year. Is this a signal of a change in strategy by HP or is this more an opportunistic one-off kind of deal? Can we expect more multibillion dollar deals like this this year?

Mark Hurd:    Well, we're not focused on lots of multibillion dollar deals. So very frankly from a strategy perspective, I think you should see this as an endorsement of a strategy that we've been describing for the Company.

Software is a key element of our strategy going forward. Software's core to the strategy of the entire Company. The pull effect it has on a host of HP products and services is substantial, so I think when you have an opportunity to acquire a property such as Mercury you take advantage of it which is what we did. But no, I would not think you should expect multibillion dollar acquisitions coming from HP. Thank you.

Bob Sherbin:    Thanks, Kevin. Next call please.

Operator:    And your next question comes from the line of [Mike Lytek] with Associated Press. Please proceed.

Mike Lytek:    Yes. Could you talk about how—do you think this deal would have come together if not for some of the problems hanging over Mercury Interactive because of the stock option scandal or did that play a role in all of this deal coming together?

Mark Hurd:    I don't really understand the context of the question. Is your question would it have happened faster or different?

Mike Lytek:    Would it have happened, yes. I mean is there any context you can give of that? I mean what role did the stock options—I mean that Mercury got delisted from the exchange and had—

Mark Hurd:    Thank you. Just to give you the way that we think about acquisitions. We look at whether they make strategic sense, whether they make financial sense and whether they make operational sense. In this case, this acquisition made all three. Any other issues that would surround the acquisition we'd obviously have to deal with in due diligence. And as a result of our due diligence we're comfortable with all the issues. Thanks.

Bob Sherbin:    Thanks Mike. Next call please.

Operator:    And your next question comes from the line of Paula Musich with Ziff-Davis. Please proceed.

Paula Musich:    Thank you. Mark, my question is how much overlap is there between the product lines of Mercury Interactive and the open view business?

Mark Hurd:    I'll have Tom Hogan answer that question for you. Thanks, Paula.

Paula Musich:    Thank you.

Thomas Hogan:    Paula, this is one of the things that we think is most compelling and powerful about the combination. We have discussions internally about this. It almost felt like two companies sat down five years ago and said we'll go build all this and develop market leading solutions. You go do all that and let's come together in five years with a kind of perfect match. So we compliment each other almost completely with virtually no product overlap.

Bob Sherbin:    Thanks, Paula. May we have the next question?

Operator:    Yes. And your next question comes from the line of Damon Darlin from the New York Times. Please proceed.

Damon Darlin:    Yes, Mr. Hurd, I'm curious about the premium you're paying on that stock. That price—they hadn't see that price for more than two years. Why so much?

Mark Hurd:    A couple of issues. One it's a 33% premium. I think if you look at comps in the industry and certainly a couple of recent acquisitions, it certainly fell below some of those and well within normal ranges you'd see particularly for a property that's as strong as this property. When you look at the property, it's a property growing revenue at a significant growth rate. You've got financials that are out through "05 and you can certainly look at the historical growth rates. In addition, when you look at historical operating performance it's very strong. So I think what you have to do when you look at the financial aspects of it is to look at what the markets doing and of course look at the strength of the property. So you could certainly find low premiums for very distressed properties if you go into the marketplace. I think this premium accurately reflects the value of the property. And, heck, what Tom and Tony and I have been talking about is the opportunity for this combined property together and what it can do in the market. We see a lot of opportunity for HP. Thanks.

Bob Sherbin:    Thank you, Damon. Next call please.

Operator:    And your next question comes from the line of Nicole Wong with San Jose Mercury News. Please proceed.

Nicole Wong:    Thank you. Hi, Mark. Can you elaborate on how software is strategic for HP and has it been becoming more strategic for HP?

Mark Hurd:    Well, the question anymore is I think we've talked before. I mean when we look at the future of enterprise computing, I think you continue to see virtualization of a server capacity, virtualization storage, people trying to connect lots of heterogeneous products together and turn it into robust reliable enterprise systems and the role that management plays in that process becomes more and more important as leaders go forward. So, I mean, our vision is a world made up of lots of heterogeneous building blocks that are managed together with an extensive portfolio of capabilities. We think we can form together kind of almost like a management software ERT capability that we can bring to the market, and this is a key aspect of that vision. So more important, I think it's been important and it continues to be important and we think it's a big part of the future of HP. Thanks, Nicole.

Nicole Wong:    Thanks.

Bob Sherbin:    Thank you. We have time for just a couple more calls. The next one operator.

Operator:    Yes. Your next question comes from the line of Mark Boslett with Dow Jones. Please proceed.

Mark Boslett:    Hi. Two part question please. Will Tony join HP—

Bob Sherbin:    Can you speak up please, Mark?

Mark Boslett:    Sure. Can you hear me? Can you hear me now?

Bob Sherbin:    Yes sir.

Mark Boslett:    Okay. Is Tony going to join HP and if so in what capacity? And secondly, just to follow-up on the stock option liability question. Is there a potential liability to HP on this issue and if so how large are you figuring it will be? Thanks.

Tony Zingale:    This is Tony Zingle, the CEO of Mercury. I am very committed personally to seeing the integration between the two companies take place. Obviously, that's the motivation for Mercury and its shareholders and employees and customers in doing this. Tom Hogan and I have a very specific plan between now and closing and then between closing and the end of the year to ensure, as Mark described earlier, the continue over performance of the business and the best way that we possibly can penetrate in the market together. So I will become part of the organization going forward both short-term and in the medium term.

Mark Hurd:    On the stock option, I think I've answered that before. We did due diligence and we're comfortable with where we are on it. Obviously, you'll see more disclosure as time goes forward and that's where we'll end it. Thank you.

Bob Sherbin:    Next question.

Operator:    Yes. And your next question comes from the line of Stacy Calley from CRN. Please proceed.

Stacy Calley:    Hi. I had two questions. First of all, I wanted to find out what lessons from the Compaq acquisition you expect to apply in handling this next large acquisition. And secondly, I wanted to find out what the plans are on the channel side whether you'll be integrating Mercury's channel programs into the HP ones and transitioning them into your structure?

Mark Hurd:    So—I wasn't here during the Compaq acquisition, so I can't tell you a personal lessons I've learned. Obviously, I think the organization has lots of learning. But again, we've done many acquisitions over the course of the past several years and a number of them in the software business. I think, again, anytime that you've got a strategy that makes sense and financial performance that we think makes sense and an ability to run and you've got quality people like we do both on the Mercury side and the HP side and we've built what we think is a pretty deeply detailed plan on the opportunity to go run this business and that's what we're going to get focused on.

So, I think it's just good old fundamental management that we're going to go look to synergize these businesses and we think they together provide a software powerhouse. And that's what we're going to go execute. Thanks.

Bob Sherbin:    Thanks. We have time for just one more.

Operator:    And your last question comes from the line of [Rex Crumb] with MarketWatch. Please proceed.

Rex Crumb:    Hi. Good afternoon. I'm sorry, I was a little bit late getting on the call here.

Bob Sherbin:    Rex, you have to speak a little louder.

Rex Crumb:    Oh, I'm sorry about that. I was a little bit late getting on the call here because one of your rivals has their earnings coming out right now too, but just in a nutshell Mark, again, I apologize. You've probably gone over this already. Can you just really say why was this deal the deal to make now? What did you guys feel about Mercury's bringing to HP and why did you want to make this deal at this time?

Mark Hurd:    Sure. I think again, Rex, as we talked about a little before. I mean, from a strategic perspective the fact that we had a software business that was almost a perfect compliment to our software business that allowed us to take what we believe is a very strong position in the management software business. We talked before the fact that we think we can actually build an ERP-like capability for the management software market and the key aspect of management software surrounds our entire enterprise strategy.

This was just—and I want to make sure you're clear. We've been thinking about this for a while. This didn't just come up last Tuesday or even last Wednesday. So it's been something we've been thinking about for a while and it just has to be to your point a deal that makes sense at the time that we did it and we think it makes sense. And we are very focused on making this right and making this work and we think we've got a unique opportunity. So we're going to work it hard.

Rex Crumb:    All right, thank you.

Bob Sherbin:    Rex, thank you. We're going to have to call it to an end here. We're a bit pressed for time this afternoon. Thank you for your interest. Do call us at media relations if you have any questions and we'll do our best to help. Thanks, operator.

Operator:    Thank you. Ladies and gentlemen this concludes today's presentation. Thank you for your participation and have a great day.

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HP Corporate Conference Call July 25, 2006
PRESENTATION
QUESTIONS AND ANSWERS